File No. 333-233478

As filed with the SEC on November 15, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED SHORT-INTERMEDIATE DURATION MUNIICPAL TRUST

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Institutional Shares and Service Shares without par value,

of Federated Short-Intermediate Duration Municipal Trust

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-233478) is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on August 27, 2019.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on October 3, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on October 3, 2019 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Officers and Trustees of the Registrant pursuant to the Registrant's By-Laws, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Trustee may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Trustee as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contract, and Sub-advisory Agreement as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment adviser, and sub-adviser as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant's Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees [Directors], Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the By-Laws, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Conformed copy of Restatement and Amendment No. 5 of the Declaration of Trust of the Registrant	(18)
	1.2	Amendment No. 6	(19)
	1.3	Amendment No. 7	(24)
	1.4	Amendment No. 8	(28)
	1.5	Amendment No. 9	(32)

(2)
	2.1	Copy of the By-Laws of the Registrant	(13)
	2	Amendment Nos. 5, 6 , 7 and 8	(16)
	3	Amendment No. 9	(21)
	4	Amendment No. 10	(22)
	5	Amendment Nos. 11, 12 and 13	(24)
	6	Amendment No. 14	(36)
	7	Amendment No. 15	(39)

(3)	Not applicable

(4)	The Registrant hereby incorporates Form of Agreement and Plan of Reorganization are filed herein as Annex A to the Prospectus/Proxy Statement from Item 4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 27, 2019.

(5)
	5.1	Copy of Specimen Certificate of Shares of Beneficial Interest of the Registrant; As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.	(13)

(6)
	6.1	Conformed copy of the Investment Advisory Contract of the Registrant	(9)
	6.2	Amendment No. 1	(19)

(7)
	7.1	Conformed copy of the Distributor’s Contract of the Registrant	(11)
	7.2	Conformed copy of the Amendment to Distributor’s Contract of the Registrant	(19)
	7.3	Amendment to Distributor’s Contracts between the Federated Funds and Federated Securities Corp.	(22)
	7.4	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24 (b) (6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Numbers 33-38550 and 811-6269)
	7.5	Conformed copy of the Distributor’s Contract and Exhibit C of the Registrant	(26)

(8)	Not applicable

(9)
	9.31	Conformed copy of the Custodian Agreement of the Registrant	(11)
	9.2	Conformed copy of Amendment to the Custodian Agreement of the Registrant	(20)
	9.3	Conformed copy of Domestic Custody Fee Schedule	(16)
	9.4	Amendment dated February 3, 2006 between State Street Bank and Trust Company and each of the Registered Investment Companies listed on Appendix A	(25)
	9.5	Conformed copy of the Custody Agreement with The Bank of New York with Amendments 1-10 and Loan Servicing Annex and Supplement to the Custody Agreement	(31)
	6	Conformed copy of Amendments 11, 13, 14, 15, and 16 to the Custodian Agreement of the Registrant	(36)
	7	Form of Amendments 12 and 17 to the Custodian Agreement of the Registrant	(36)
	8	Conformed copy of Amendments 18, 19 and 20 to the Custody Agreement of the Registrant	(37)
	9	Conformed copy of Amendments 21 to the Custody Agreement of the Registrant dated October 1, 2017	(38)
	10	Conformed copy of Amendments 22 to the Custody Agreement of the Registrant dated December 1, 2017	(38)
	11	Conformed copy of Amendments 23 to the Custody Agreement of the Registrant dated March 16, 2018	(38)
	12	Conformed copy of Amendments 24 to the Custody Agreement of the Registrant dated April 1, 2018	(38)
	13	Conformed copy of Amendments 25, 26, 27, 28, 29 and 30 to the Custody Agreement of the Registrant dated June 1, 2019	(39)

(10)
	10.1	Conformed Copy of Rule 12b-1 Plan of the Registrant	(11)
	10.2	The responses described in Item 16(7.4) are hereby incorporated by reference
	10.3	Copy of Distribution Plan of the Registrant	(22)
	10.4	Copy of Distribution Plan and Exhibit B of the Registrant	(26)

(11)	The Registrant hereby incorporates the Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 27, 2019.

(12)	Conformed Copy of Opinion regarding Tax Consequences of the Reorganization	+

(13)
	13.1	Conformed copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement	(17)
	13.2	Conformed copy of Amendment for Fund Accounting Services, Administrative Services, Shareholder Transfer Agency Services and Custody Services Procurement	(21)
	13.3	The Registrant hereby incorporates the conformed copy of the Amendment No. 2 to the Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387)
	13.4	The Registrant hereby incorporates the conformed copy of the Amendment No. 3 to the Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387)
	13.5	The responses described in Item 23 I(iii) are hereby incorporated by reference
	13.6	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services from Item 23 (h)(vix) of the Federated Index Trust Registration Statement on Form N-1A, filed with the Commission on December 30, 2003. (File Nos. 33- 33852 and 811-6061)
	13.7	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item (h)(vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
	13.8	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 6/30/04, from Item (h)(viii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
	13.9	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(ix) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A filed with the Commission on April 28, 2005. (File Nos. 33-60411 and 811-07309).
	13.10	The Registrant hereby incorporates by referenced the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005, form Item 23 (h)(ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 27, 2005. (File Nos. 33-29838 and 811-5843)
	13.11	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(viii)of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 28, 2006 (File Nos. 33-60411 and 811-07309)
	13.12	Conformed copy of Financial Administration Accounting and Services Agreement, dated January 1, 2007	(26)
	13.13	Conformed copy of Transfer Agency and Service Agreement dated July 1, 2004	(29)
	13.14	Conformed copy of Agreement for Administrative Services revised as of September 1, 2010	(30)
	13.15	Conformed copy of Services Agreement revised as of September 1, 2010	(30)
	13.16	Conformed copy of Fund Accounting Agreement dated March 1, 2011 with The Bank of New York Mellon	(31)
	13.17	Conformed copy of Compliance Support Services Addendum to the Fund Accounting Agreement dated March 1, 2011	(32)
	13.18	Conformed copy of the amended and Restated Agreement for Administrative Services dated 9/1/2012 and the First Amendment to the Amended and Restated Agreement for Administrative Services dated 3/1/2013	(33)
	13.19	Conformed copy of Second and Third Amendment to the Fund Accounting Agreement dated December 31, 2012 and April 28, 2014, respectively	(34)
	13.20	Conformed copy of Schedule 1 to the Services Agreement revised October 1, 2016	(37)
	13.21	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement revised August 1, 2017	(37)
	13.22	Conformed copy of Exhibit A to the Second Amended and Restated Agreement for Administrative Services revised as of June 1, 2018	(38)
	13.23	Conformed Copy of Fourth Amendment to Fund Accounting Agreement dated December 1, 2014	(38)
	13.24	Conformed Copy of Fifth Amendment to Fund Accounting Agreement dated June 26, 2015	(38)
	13.25	Conformed Copy of Sixth Amendment to Fund Accounting Agreement dated December 1, 2016	(38)
	13.26	Conformed Copy of Seventh Amendment to Fund Accounting Agreement dated August 1, 2017	(38)
	13.27	Conformed Copy of Eighth Amendment to Fund Accounting Agreement dated October 1, 2017	(38)
	13.28	Conformed Copy of Ninth Amendment to Fund Accounting Agreement dated November 1, 2017	(38)
	13.29	Conformed Copy of Tenth Amendment to Fund Accounting Agreement dated December 1, 2017	(38)
	13.30	Conformed Copy of Schedule 1 to Second Amended and Restated Services Agreement revised as of December 15, 2017	(38)
	13.31	Conformed Copy of the Transfer Agency and Service Agreement dated January 31, 2017	(38)
	13.32	Conformed Copy of Exhibit A to the Transfer Agency Agreement dated March 1, 2018	(38)
	13.33	Conformed Copy of Eleventh Amendment (9/1/18), Twelfth Amendment (12/1/18), Thirteenth Amendment (3/1/19), Fourteenth Amendment (4/1/19) and Fifteenth Amendment (6/1/19) to Fund Accounting Agreement	(39)

(14)
	14.1	The Registrant hereby incorporates Conformed copy of Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm from Item 14.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 27, 2019.
	14.2	The Registrant hereby incorporates Conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm from Item 14.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 27, 2019.

(15)	Not Applicable

(16)
16.1

The Registrant hereby incorporates Conformed copy of Unanimous Consent of Directors from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 27, 2019.

	16.2	The Registrant hereby incorporates Conformed copy of Power of Attorney of the Registrant from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 27, 2019.

(17)	The Registrant hereby incorporates the Form of Ballot from Item 17 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on August 27, 2019.

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 2-72277 and 811-3181)
2	PEA No. 1 filed August 4, 1981
9	PEA No. 15 filed August 24, 1989
10	PEA No. 17 filed August 22, 1990
11	PEA No. 26 filed August 26, 1994
13	PEA No. 29 filed April 25, 1996
16	PEA No. 34 filed June 30, 1998
17	PEA No. 35 filed August 26, 1998
18	PEA No. 36 filed July 1, 1999
19	PEA No. 39 filed August 28, 2001
20	PEA No. 40 filed August 23, 2002
21	PEA No. 41 filed August 29, 2003
22	PEA No. 42 filed August 30, 2004
23	PEA No. 43 filed August 26, 2005
24	PEA No. 44 filed July 21, 2006
25	PEA No. 45 filed August 28, 2006
26	PEA No. 46 filed August 20, 2007
27	PEA No. 47 filed October 29, 2007
28	PEA No. 48 filed August 28, 2008
29	PEA No. 49 filed August 27, 2009
30	PEA No. 50 filed August 27, 2010
31	PEA No. 51 filed August 29, 2011
32	PEA No. 53 filed August 27, 2012
33	PEA No. 55 filed August 27, 2013
34	PEA No. 57 filed August 27, 2014
35	PEA No. 59 filed August 26, 2015
36	PEA No. 61 filed August 24, 2016
37	PEA No. 63 filed August 25, 2017
38	PEA No. 65 filed August 28, 2018
39	PEA No. 67 filed August 27, 2019

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Federated Short-Intermediate Duration Municipal Trust has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 15th day of November, 2019.

Federated Short-Intermediate Duration Municipal Trust
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/George F. Magera George F. Magera Assistant Secretary	Attorney In Fact For the Persons Listed Below	November 15, 2019
J. Christopher Donahue *	President and Trustee (Principal Executive Officer)
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John B. Fisher*	Trustee
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney